FINDIT, INC.

5051 Peachtree Corners Circle, #200

Peachtree Corners, GA 30092

January 3, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Findit, Inc.
Preliminary Information Statement on Schedule 14C – amendment 1
Filed February 23, 2023
File No. 000-56345

Dear Sir or Madam:

Pursuant to your call on February 28, 2023, please note the following:

Preliminary Information Statement on Schedule 14C -amendment 1

1. The financial statements are now stale and must be updated.

The financial statements have been updated as required.

2. Beneficial Ownership table - the examiner seems to think that the Beneficial Ownership table reflects that the voting power of those voting totals in the low forty percent range. Please make it clear that is not the case.

The language throughout the document has been revised to correctly state that the affirmative vote or written consent of the holders of a majority of the voting power of all shares of common stock, Series A preferred stock and Series B preferred stock entitled to vote is required.

On December 29, 2022, the total voting securities issued and outstanding consisted of:

269,745,000 common shares at 1 vote per share = 269,745,000 votes

5,000,000 Series A preferred shares at 2,500 votes per share = 12,500,000,000 votes

4,900,000 Series B preferred shares at 1,000 votes per share = 4,900,000,000 votes

Total voting power entitled to vote = 17,669,745,000 votes

The shareholders’ consent was executed by shareholders holding the following:

197,348,162 Common shares at 1 vote per share = 197,348,162 votes

5,000,000 Series A preferred shares at 2,500 votes per share = 12,500,000,000 votes

1,000,000 Series B preferred shares at 1,000 votes per share = 1,000,000,000

Total voting power = 13,697,348,162

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As a result, the voting power that voted in favor of the corporate actions represented 77.52% of the voting power of all voting securities entitled to vote.

3. The examiner noted that only the nine months ended 9/30/22 were included in the pro-forma combined financial statements. He also wanted to see pro-forma statements for the year ended 12/31/21.

The pro-forma statements have been updated to include the nine months ended September 30, 2023 and the year ended December 31, 2022.

4. There is a section that begins with "Within the meaning of Section 27A..." The examiner wanted that section removed, as Findit is a penny stock and does not qualify under the terms of Section 27A.

The references to Section 27A and 21E have been removed in the Cautionary Statement Regarding Forward-Looking Statements.

Sincerely,

Findit, Inc.

/s/Thomas Powers

By: Thomas Powers, CEO

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